Mail Stop 4561

November 21, 2007

VIA U.S. MAIL AND FAX (301) 560-6318

Brian Sorrentino
Chief Executive Officer
Syndication, Inc.
1250 24th Street, NW
Suite 300
Washington, DC 20037

> **Re: Syndication, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 24, 2007**
> **File No. 000-29701**

Dear Mr. Sorrentino:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note you include an opinion from your external auditor; this opinion does not appear to be signed by your external auditor. Please amend your filing to include evidence that their opinion is signed.

Notes to the Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

o. Debt Discount Costs, page F-17

2.   Please tell us how your use of the straight line basis of amortizing the debt discounts has approximated the effective interest rate method.

Exhibits 31.1 and 31.2

3.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, in Exhibit 31.1, we note you have included the phrase "and have identified for the small business issuer's auditors any material weaknesses in internal controls," you have changed the term "control" to "controls" in paragraph 5b. Also, for Exhibits 31.1 and 31.2, we note you have omitted a complete date at the end of the certifications. Please amend your filing to include certifications that comply with the Exchange Act Rules.

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief